

Mail Stop 3233

October 4, 2017

<u>Via E-Mail</u>
Barry S. Sternlicht
Starwood REIT Advisors, L.L.C.
1601 Washington Avenue
Suite 800
Miami Beach, FL 33139

>   **Re: Starwood Real Estate Income Trust, Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-11**
>   **Submitted September 15, 2017**
>   **CIK No. 0001711929**

Dear Mr. Sternlicht:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We understand that if the Advisor elects to receive any portion of its management fee in Class I shares, you may repurchase such Class I shares from the Advisor at a later date and any such repurchases will not be subject to the repurchase limits of your share repurchase plan. Please provide a brief legal analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to any such repurchases.

2. We note your response to comment 9 and your disclosure beginning on page 28. Please note that we have referred your analysis regarding your exemptions from the Investment Company Act of 1940 to the Division of Investment Management and they will contact you directly when they have completed their review.

3. We note your response to comment 6. In your future monthly NAV prospectus supplements, please include disclosure that briefly identifies and explains the roles of the parties involved in your NAV determination. Please also confirm that, when available, you will provide comparable breakdowns of the major components of NAV for the prior month.

Conflicts of Interest, page 137

4. We note your response to comment 12. Please revise your disclosure to include the amount of aggregate unused investing capacity for the Select Opportunistic Starwood Accounts and to clarify the number of Select Opportunistic Starwood Accounts that have priority over you with respect to certain investments.

Prior Performance, page 159

5. We note your response to comment 14 that Starwood Capital did not have investment acquisition discretion for the relevant vehicles, including Starwood Waypoint Homes following its spin-off from Starwood Property Trust in 2014. However, we note from filings by Starwood Waypoint Homes that subsequent to the 2014 spin-off, that entity was externally managed by an affiliate of Starwood Capital, which appeared to have discretion to make investments within very broad investment guidelines. Please explain to us why you believe Starwood Capital, through its affiliate, did not have investment acquisition discretion over Starwood Waypoint Homes subsequent to the 2014 spin-off.

Appendix A: Prior Performance Tables, page A-1

6. We note your response to comment 16. Please revise the footnotes to Table I to clarify the dates of the initial public offerings and to distinguish the amounts offered and raised pursuant to the initial public offerings and additional offerings by these entities.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kristi Marrone, Staff Accountant at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Rosemarie A. Thurston, Esq. (Via E-Mail)
        Alston & Bird LLP